Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATED FINDINGS FROM GAMIDA CELL’S

PHASE I/II STUDY OF NICORD

Tel Aviv, Israel, December 3, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit”) announced today, further to its press release dated March 20, 2018, that Gamida Cell Ltd. (Nasdaq: GMDA) (“Gamida”), an indirect shareholding of the Company, has presented additional data on immune reconstitution (IR) from its phase I/II study of NiCord in high-risk hematologic malignancies (the “Study”), showing that recipients who received NiCord® had rapid and robust reconstitution of key immune cells.

Successful immune reconstitution is an important factor in the recovery of patients undergoing bone marrow transplant. These data from the Study were presented in a poster session during the American Society of Hematology (ASH) 2018 Annual Meeting.

A random subgroup of 27 patients from this Study had extensive immune monitoring evaluated throughout the first year after transplant. These data were compared to cohorts of adolescent and young adults with hematologic malignancies receiving unmanipulated cord blood transplantation (n=27, median age 15.4 years) or unrelated bone marrow transplantation (n=20, median age 14.3 years).

Key findings from the analysis include the following:

●	91 percent of patients achieved successful immune reconstitution of CD4+ T cells at 100 days after transplantation with NiCord.

●	Immune reconstitution of T cells was similar in the NiCord group (median age: 41.5 years) compared to the younger cohorts receiving unmanipulated cord blood and unrelated bone marrow, even though their median age is significantly lower.

●	Immune reconstitution of B cells (p = 0.02) and NK cells (p < 0.001) was significantly faster after transplantation with NiCord compared to the other groups.

●	Immune reconstitution after NiCord transplantation was associated with recovery of a broad spectrum of T cell, B cell and NK cell subsets representing a range of effector functions similar to that observed with other graft sources.

In addition, Gamida updated that it expects to complete patient enrollment in the ongoing Phase 3 study on NiCord in the second half of 2019.

Elbit holds approximately 63% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (approximately 41% on a fully diluted basis) which, in turn, holds approximately 2.7 million shares in Gamida, representing approximately 11% of Gamida’s outstanding share capital (approximately 8% on a fully diluted basis).

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the timing of patient enrollment in Gamida’s ongoing Phase 3 study of NiCord, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Gamida Cell’s study. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section of Gamida’s Registration Statement on Form F-1 filed with the SEC on September 28, 2018, and other filings that Gamida makes with the SEC from time to time (which are available at http://www.sec.gov), the events and circumstances discussed in such forward-looking statements may not occur, and Gamida’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to the Company as of the date of this release.

About Gamida Cell Ltd.

Gamida is engaged in the development of products for curing cancer and rare bone marrow diseases. Gamida’s products are currently being tested in clinical trials for patients with leukemia, lymph node cancer and non-malignant blood diseases. Gamida began a Phase III trial in patients with leukemia and lymph node cancer through NiCord, a drug that the FDA and EMA approved as orphan drug and which was recognized by the FDA as breakthrough treatment. It should be clarified that as of this date, the stage of development of Gamida’s products has not yet been completed and there is no certainty that the products will be marketed on a commercial basis.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com